                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                          ___________________________

                        PEERLESS INDUSTRIAL GROUP, INC.
                           (Name of Subject Company)

                          R-B ACQUISITION CORPORATION
                            R-B CAPITAL CORPORATION
                           RIDGE CAPITAL CORPORATION
                 WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
                          PANDORA CAPITAL CORPORATION
                               HARRINGTON BISCHOF
                                J. BRADLEY DAVIS
                                   (Bidders)

Common Stock, no par value per share and Class B Common Stock, no par value per share
                         (Title of Class of Securities)

                                  254680-10-1
                     (CUSIP Number of Class of Securities)

                               HARRINGTON BISCHOF
                          R-B ACQUISITION CORPORATION
                              257 East Main Street
                           Barrington, Illinois 60010
                                 (847) 381-2510

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                               __________________

                                    Copy to:

                            RICHARD S. MILLARD, ESQ.
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois  60603
                                 (312) 782-0600

     At the request of the Staff of the Securities and Exchange Commission, this Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, as amended to date (the "Schedule 14D-1"), relating to a tender offer by R-B Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of R-B Capital corporation, a Delaware corporation, to purchase all the outstanding shares of Common Stock, no par value per share, and the Class B Common stock, no par value, of Peerless Industrial Group, Inc., a Minnesota corporation, is hereby being filed to add Harrington Bischof and J. Bradley Davis as signatories to the Schedule 14D-1. Inclusion of Ridge Capital Corporation ("Ridge"), William Blair Mezzanine Capital Fund II, L.P. ("Blair Mezzanine Fund"), Pandora Capital Corporation ("Pandora"), Harrington Bischof and J. Bradley Davis as signatories hereto is not an admission by such parties that they are "bidders" for purposes of the Offer. Ridge, Blair Mezzanine Fund, Pandora Capital Corporation, Harrington Bischof and J. Bradley Davis are not parties to the Merger Agreement or the Offer to Purchase.

 CUSIP NO.: 254680-10-1                  14D-1 AND 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Harrington Bischof

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (x)

                                                             (b) (_)

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) or 2(f)                           (_)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    [        ]*

--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                           (_)


--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    [   ]%*

--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON*

                    IN, GM
--------------------------------------------------------------------------------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
     (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

 CUSIP NO.: 254680-10-1        14D-1 AND 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                                J. Bradley Davis

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (x)

                                                             (b) (_)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) or 2(f)                         (_)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    [        ]*

--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                      (_)

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    [   ]%*

--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON*

                    IN, GM
--------------------------------------------------------------------------------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
     (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The first paragraph on the cover page of the Offer to Purchase, incorporated by reference in Item 10(f) of the Schedule 14D-1, is amended in its entirety to read as follows:

          "THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK AND CLASS B COMMON STOCK (COLLECTIVELY, THE "SHARES") OF PEERLESS INDUSTRIAL GROUP, INC. (THE "COMPANY") WHICH WILL CONSTITUTE AT LEAST (1) A MAJORITY OF THE SHARES AND (2) A NUMBER OF OUTSTANDING SHARES ENTITLED TO ELECT A MAJORITY OF THE BOARD OF DIRECTORS OF THE COMPANY, IN EACH CASE ON A FULLY DILUTED BASIS (OR, IF THE PURCHASER SO ELECTS IN ITS SOLE DISCRETION, ON THE BASIS OF THE NUMBER OF SHARES THEN OUTSTANDING) AS OF THE EXPIRATION DATE. THE OFFER ALSO IS SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 13 HEREOF."

     (b) The ninth paragraph of the "Introduction" of the Offer to Purchase, incorporated by reference in Item 10(f) of the Schedule 14D-1, is amended in its entirety to read as follows:

          "The Offer is conditioned upon, among other things, there being validly tendered prior to the expiration of the Offer and not withdrawn a number of shares which will constitute at least (1) a majority of the Shares, and (2) a number of outstanding Shares entitled to elect a majority of the board of directors of the Company, in each case on a fully diluted basis (or, if the Purchaser so elects in its sole discretion, on the basis of the number of Shares then outstanding) as of the Expiration Date (the "Minimum Condition"). Certain other conditions to the Offer are described in Section 13."

     (c) The first sentence of the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase, incorporated by reference in Item 10(f) of the Schedule 14D-1, is amended in its entirety to read as follows:

          "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later to occur of (i) the Expiration Date and (ii) the date of satisfaction or waiver of the conditions set forth in subparagraphs a. and b. of Section 13."

     (d) The final paragraph of Section 8 ("8. Certain Information Concerning the Company") of the Offer to Purchase, incorporated by reference in Item 10(f) of the Schedule 14D-1, is amended by deleting the fifth, sixth and seventh sentences thereof and substituting therefor the following:

     "The inclusion of the Projections herein should not be regarded as an indication that any of Parent, or the Purchaser or their respective financial advisors considered or consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of Parent, the Purchaser or their respective financial advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of Parent, the Purchaser or any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error."

     (e) The heading in Section 9 in the Offer to Purchase, incorporated by reference into Items 7, 9 and 10(f) of the Schedule 14D-1, is amended by deleting the words "9. Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent" thereof and substituting therefor the words "9. Certain Information Concerning Ridge, Blair Mezzanine Fund, Pandora, the Purchaser and Parent."

     All cross-references to Section 9 in the Offer to Purchase should be similarly amended by deleting the words "9. Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent" and substituting therefor the words "9. Certain Information Concerning Ridge, Blair Mezzanine Fund, Pandora, the Purchaser and Parent."

     (f) Following the fourth paragraph of Section 9 ("9. Certain Information Concerning Ridge, Blair Mezzanine Fund, Pandora, the Purchaser and Parent") of the Offer to Purchase, incorporated by reference into Items 7 and 9 of the
Schedule 14D-1, the following language should be inserted as a new paragraph:

     "Blair Mezzanine Fund, Ridge and Pandora have agreed with Parent to make the investments described in Section 12 ("Source and Amount of Funds") if the conditions to the Offer described in Section 13 are satisfied. Each of Blair Mezzanine Fund, Ridge and Pandora has available committed capital in excess of the amount of its agreed investment."

     (g) The initial paragraph of Section 13 ("13. Certain Conditions of the Offer") of the Offer to Purchase, incorporated by reference in Item 10(f) of the
Schedule 14D-1, is amended in its entirety to read as follows:

          "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares, and may terminate or amend the Offer and may postpone the acceptance for payment and payment for tendered Shares, and may terminate or amend the Offer and not accept for payment any Shares, if (i) there are not validly tendered prior to the Expiration Date and not withdrawn a number of Shares which satisfies the Minimum Condition or (ii) at any time on or after the commencement of the Offer (unless otherwise indicated below) and no later than the Expiration Date."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 9, 1997


                      R-B ACQUISITION CORPORATION


                      /s/ Harrington Bischof
                      ----------------------------------------------------------
                      Name: Harrington Bischof
                      Title: President


                      R-B CAPITAL CORPORATION


                      /s/ Harrington Bischof
                      ----------------------------------------------------------
                      Name: Harington Bischof
                      Title: President



                      RIDGE CAPITAL CORPORATION


                      /s/ J. Bradley Davis
                      ----------------------------------------------------------
                      Name: J. Bradley Davis
                      Title: President


                      PANDORA CAPITAL CORPORATION


                      /s/ Harrington Bischof
                      ----------------------------------------------------------
                      Name: Harrington Bischof
                      Title: President



                      WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.

                      By: William Blair Mezzanine Capital Partners II, L.L.C.,
                          its general partner



                         By:/s/ Terrance M. Shipp
                            ----------------------------------------------------
                         Name: Terrance M. Shipp
                         Title:Managing Director

                         HARRINGTON  BISCHOF


                         By: /s/ Harrington Bischof
                             ---------------------------------------------------



                         J.  BRADLEY  DAVIS


                         By: /s/ J. Bradley Davis
                             ---------------------------------------------------

                                 EXHIBIT INDEX


Exhibit No.              Description
                         -----------

*(a)(1)   Offer to Purchase, dated April 17, 1997.

*   (2)   Letter of Transmittal.

*   (3)   Letter, dated April 17, 1997, from the Information Agent to brokers, dealers, commercial banks, trust companies and nominees.

*   (4)   Letter, dated April 17, 1997, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.

*   (5)   Notice of Guaranteed Delivery.

*   (6)   IRS Guidelines to Substitute Form W-9.

*   (7)   Press Release, dated April 14, 1997.

*   (8)   Summary newspaper advertisement, dated April 17, 1997.

*(b) Form of Senior Subordinated Loan Agreement between the Parent and William Blair Mezzanine Capital Fund II, L.P.

*(c)(1) Confidentiality and Non Disclosure Agreement, dated October 30, 1996, between Pandora Capital Corporation and the Company.

*(c)(2) Agreement and Plan of Merger, dated as of April 11, 1997, among the Parent, the Purchaser and the Company.

*(c)(3) Tender and Stock Option Agreement, dated as of April 11, 1997, among the Parent, the Purchaser and various shareholders of the Company.

*(c)(4) Form of Consulting Agreement among The Company, Peerless Chain Company and William Spell.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.



          * Previously filed.